U.S. Securities and Exchange Commission
Washington, D.C. 20549

05066900

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
SEP 22 2005
1086

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 9/21/05
Current Report on Form 8-K Series 2005-QO2
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

333-126732
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of September 2005.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________

(Name)

____

(Title)

Goldman Sachs

$414,587,000 (approximate) of Offered Certificates

RALI 2005-QO2 Trust - Issuer
Residential Accredit Loans, Inc. - Depositor
Mortgage Asset-Backed Pass-Through Certificates, Series 2005-QO2

Description of the Offered Certificates

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Estimated Avg. Life (yrs) (Call)(4)	Principal Payment Window (Call)(4)	[illegible]	[illegible]	[illegible]
A-1(6)	230,647,000	Aaa/AAA	45.73%	MTA + []	3.92	10/05-12/15	4.26	10/05-09/45	20 CPR
A-2(6)	96,103,000	Aaa/AAA	23.12%	MTA + []	3.92	10/05-12/15	4.26	10/05-09/45	20 CPR
A-3	57,662,000	Aaa/AAA	9.55%	MTA + []	3.92	10/05-12/15	4.26	10/05-09/45	20 CPR
M-1	12,963,000	Aa2/AA+	6.50%	MTA + []	6.90	10/05-12/15	7.67	10/05-09/45	20 CPR
M-2	9,987,000	A2/A+	4.15%	MTA + []	6.90	10/05-12/15	7.67	10/05-09/45	20 CPR
M-3	7,225,000	Baa2/BBB	2.45%	MTA + []	6.90	10/05-12/15	7.67	10/05-09/45	20 CPR
X(7)	0	Aaa/AAA	N/A	[]	N/A	N/A	N/A	N/A	N/A

(1) The Certificate Principal Balances are based on scheduled balances of the Mortgage Loans as of September 1, 2005, and subject to a +/- 10% variance. The total balance on all the certificates is expected to equal $425,000,000.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Pass-Through Rates for the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, and Class M-3 Certificates will be adjustable rates equal to the lesser of (i) MTA plus the related margin and (ii) the weighted average of the net mortgage rates on the mortgage loans.

(4) Average Life and Payment Windows are calculated based upon the relevant pricing speed to the clean up call.

(5) Average Life and Payment Windows are calculated based upon the relevant pricing speed to maturity.

(6) The Class A-1 and Class A-2 Certificates will each be a "Super Senior Class" and will be entitled to additional credit support. The Class A-1 and Class A-2 Certificates will receive additional credit support from the Class A-3 Certificates (a "Senior Support Class"). The Class A-1 Certificates will also receive additional credit support from the Class A-2 Certificates (a "Senior Support Class", with respect to the Class A1 Certificates) after the Certificate Principal Balance of the Class A-3 Certificates is reduced to zero. Principal losses on the mortgage loans will not be allocated to the applicable Super Senior Class, unless the Certificate Principal Balances of the Senior Support Classes have been reduced to zero. Please refer to the "Allocation of Realized Losses" section in this Term Sheet for a more detailed description.

(7) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on mortgage loans, the Class X Certificates will be deemed to be comprised of two components: the Class X-IO Component, an interest-only component, and the Class X-P Component, a principal and interest component. Holders of the Class X Certificates may not transfer the components separately. For the purpose of calculating interest payments on the Class X-IO Component, interest will accrue on a notional amount equal to the sum of the Certificate Principal Balances of the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, which is initially equal to approximately $425,000,000. The Certificate Principal Balance of the Class X-P Component will initially equal zero and will increase in accordance with the amount of net deferred interest allocated to the Class X Certificates. The Certificate Principal Balance of the Class X Certificates will be equal to the Certificate Principal Balance of the Class X-P Component, if any. The pass-through rate on the Class X-IO Component will be a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans less the weighted average pass-through rate on the certificates (other than the Class X Certificates and Class R Certificates), weighted by Certificate Principal Balance. The pass-through rate on the Class X-P Component will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans.

Preliminary Collateral Description[1]

	Total
[illegible]	$347,255,814
Average Loan Balance	$341,116
Number of Loans	1,018
Weighted Average Months to Roll	1
Weighted Average Term to Maturity	367
Gross WAC	1.997%
Weighted Average Expense Rate before Reset	0.425%
Net WAC	1.572%
Minimum Coupon	0.990%
Maximum Coupon	6.625%
Weighted Average Maximum Interest Rate	9.958%
Gross Margin	3.063%
Net Margin	2.638%
MTA Indexed Percent	100%
Prepayment Penalty Percent	72%
Weighted Average FICO	705
Equity Refinance	64%
California Percent	63%
Primary Residence Percent	88%
Single Family and PUD Percent	75%
Single Largest Zip Code Percent	1%
Largest Individual Loan Balance	$1,500,000
Weighted Average Current Loan-to-Value Ratio	74%
Latest Maturity Date	9/1/2045

[1] Using September 1, 2005 scheduled mortgage loan balances. The scheduled mortgage loan balance is expected to be $425,000,000 as of the closing date.

Time Table

Cut-Off Date:	September 1, 2005
Settlement Date:	September 29, 2005
Distribution Date:	25th of each month or the next business day
First Distribution Date:	October 25, 2005

Features of the Transaction

- Offering consists of certificates totaling approximately $414,587,000 of which $384,412,000 will be rated Aaa/AAA by Moody's and S&P.
- The expected amount of credit support for the Class A-1 Super Senior Certificates will be approximately 45.73% (+/- 0.50%), for the Class A-2 Super Senior Certificates will be approximately 23.12% (+/- 0.50%), and for the Class A-3 Senior Support Certificates will be approximately 9.55% (+/- 0.50%).
- All collateral consists of 1-Year MTA payment option adjustable rate mortgage loans with a negative amortization feature set to mature within 40 years of the date of origination, secured by first liens on one- to four-family residential properties and acquired by Residential Funding Corporation.

Structure of the Certificates

Credit Enhancement

Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The subordinate certificates will be entitled to net principal prepayments only subject to the conditions as described in the shifting interest section below. The Class M-1, Class M-2, and Class M-3 Certificates (the "Senior Subordinate Certificates") and the Class B-1, Class B-2, and Class B-3 Certificates (the "Junior Subordinate Certificates", and together with the Senior Subordinate Certificates the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class A-1, Class A-2 and Class A-3 Certificates (collectively with the Class X Certificates, the "Senior Certificates"). The Senior Certificates (other than the Class X Certificates) and the Subordinate Certificates are collectively the "Adjustable Rate Certificates." Furthermore, the Class A-1 and Class A-2 Certificates will be entitled to additional credit support as described in the "Allocation of Realized Losses" Section. The Senior Certificates will receive distributions of interest and principal before the Subordinate Certificates receive distributions of interest or principal, and the Subordinate Certificates will receive distributions in order of their numerical class designations.

Shifting Interest

Unless the aggregate Certificate Principal Balance of the Subordinate Certificates has reached a certain level relative to the Senior Certificates, and the delinquencies and losses on the mortgage loans do not exceed certain limits, the Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all Net Prepayments on the mortgage loans until the 10th anniversary of the closing date (i.e., the distribution date in September 2015). Thereafter, the Senior Certificates will generally receive their share of scheduled principal payments and a decreasing share of Net Prepayments. This will result in a faster rate of return of principal to those Senior Certificates than would occur if those Senior Certificates and the Subordinate Certificates received all payments pro rata, and increases the likelihood that holders of the Senior Certificates will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Subordinate Certificates are the following percentages of the Subordinate Percentage:

Distribution Date	Percentage
October 2005 – September 2015	0%
October 2015 – September 2016	30%
October 2016 – September 2017	40%
October 2017 – September 2018	60%
October 2018 – September 2019	80%
October 2019 and after	100%

If before the Distribution Date in October 2008 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of Net Prepayments subject to certain loss and delinquency criteria. If on or after the Distribution Date in October 2008 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the Net Prepayments, subject to certain loss and delinquency criteria.

Allocation of Realized Losses

Losses on the mortgage loans realized during any calendar month will be allocated on each Distribution Date to reduce the Certificate Principal Balances of the Subordinate Certificates in reverse order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero. If the Certificate Principal Balances of all of the Subordinate Certificates have been reduced to zero, further realized losses on the Mortgage Loans would be allocated pro rata to the Senior Certificates based on their outstanding Certificate Principal Balances, in each case until the Certificate Principal Balance of such class of certificates has been reduced to zero.

Notwithstanding the foregoing, realized losses on the Mortgage Loans otherwise allocable to the Class A-1 and Class A-2 Certificates will be allocated to the Class A-3 Certificates, to reduce the Certificate Principal Balance of such class until the Certificate Principal Balance of such class has been reduced to zero, and thereafter realized losses otherwise allocable to the Class A-1 will be allocated to the Class A-2 Certificates until such class has been reduced to zero.

Priority of Distributions

1. Payment of interest pro-rata to the classes of Senior Certificates.
2. Payment of principal to the classes of Senior Certificates. Principal will be paid to the Class A-1, Class A-2 and Class A-3 Certificates pro-rata until their Certificate Principal Balances are reduced to zero.
3. Payment of interest and then principal to each class of Subordinated Certificates, in the order of their seniority, beginning with the Class M-1, Class M-2, Class M-3, etc.

Negative Amortization

Since the mortgage loans are subject to negative amortization, the Class A-1, Class A-2, Class A-3, the Subordinate Certificates, and the Class X Certificates are subject to increases in their Certificate Principal Balances. However, the amount of negative amortization that occurs in each period will be offset by principal prepayments on the mortgage loans. Any negative amortization that is not offset by principal prepayments ("Net Deferred Interest") will be allocated to the Certificates, other than the Class X Certificates, based on the excess of (i) interest that accrued on such Certificates at its respective pass-through rate, over (ii) interest that accrued on such Certificates at its related Adjusted Rate Cap (the Net Rate Cap reduced by the net deferred interest). Net Deferred Interest not allocated as described above will be allocated to the Class X Certificates. Principal prepayments in excess of the negative amortization are "Net Prepayments".

Key Terms

Issuer: RALI Series 2005-QO2 Trust

Depositor: Residential Accredit Loans, Inc.

Master Servicer: Residential Funding Corporation

Trustee: Deutsche Bank National Trust Company

Rating Agencies: Moody's and Standard & Poor's.

Type of Issuance: Public for all the Offered Certificates.

Servicer Advancing: The Master Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: On each distribution date, the Master Servicer is required to cover certain interest shortfalls as a result of certain prepayments, by reducing its servicing compensation, as more fully described in the prospectus supplement. The reduction in the Master Servicer's servicing compensation for any Distribution Date will be limited to an amount equal to the lesser of (i) the master servicing fee and investment earnings on the custodial account and (ii) the product of:

- 0.125% multiplied by
- one-twelfth multiplied by
- the aggregate stated principal balance of the mortgage loans as of the first day of the prior month.

Interest Accrual: The interest accrual period with respect to Senior Certificates and Subordinate Certificates will be the calendar month preceding the month of the Distribution Date (on a 30/360 basis).

Collateral Description: As of September 1, 2005, the aggregate principal balance of the mortgage loans described herein is expected to be approximately $425 million. The Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after the initial fixed rate teaser period of one or three months) based upon an index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year (the "MTA") index. After the one or three month initial fixed rate teaser period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of MTA and the related gross margin. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For each of the Mortgage Loans, the related borrower must make a minimum monthly payment which is subject to adjustment on a date specified in the mortgage note and annually on the same date thereafter, subject generally to the conditions that (i) the amount of the minimum monthly payment will not increase or decrease by an amount that is more than 7.50% of the last minimum monthly payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter as well as the final payment adjustment date, the minimum monthly payment will be recast, without regard to the limitation in clause (i) above, in order to amortize fully the then unpaid mortgage loan principal balance over the remaining term to maturity, and (iii) if the unpaid mortgage loan principal balance exceeds 110% or 115% of the original principal balance due to Deferred Interest (the "Negative Amortization Limit"), the minimum monthly payment will be recast, without regard to the limitation in clause (i), in order to amortize fully the then unpaid principal balance over the remaining term to maturity.

On each payment date after the initial fixed rate period, the servicer will present to each borrower three payment options in addition to the minimum monthly payment described above. Those payment options will include (i) interest only, (ii) an amount that will fully amortize the mortgage loan over the remaining term of the mortgage loan at the current mortgage rate, and (iii) an amount that will fully amortize the mortgage loan over a period of 15 years from the first payment date at the current mortgage rate. Those payment options will only be available to the borrower if they are higher than the minimum monthly payment described above.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "Deferred Interest"). The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

The Mortgage Loans: The Mortgage Loans will be secured by first lien mortgage loans secured by one-to-four family residential properties. The mortgage loans are indexed to 1-Year MTA with monthly coupon adjustments that allow for negative amortization. 4% of the loans have a negative amortization limit of 110% of the original loan principal balance, and 96% of the loans have a negative amortization limit of 115% of the original principal balance. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which is 9.958% on a weighted average basis.

Expense Rate: The "Expense Rate" is comprised of primary servicing fees and a master-servicing fee. The weighted average Expense Rate before the reset date will be equal to approximately 0.425%.

Expected Subordination: 45.73% (+/- 0.50%) for the Class A-1 Certificates, 23.12% (+/- 0.50%) for the Class A-2 Certificates, 9.55% (+/- 0.50%) for the Class A-3 Certificates.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original Certificate Principal Balances, which will provide credit support to the Offered Certificates, but are not offered publicly:

Certificate	Approximate Certificate Principal Balance(1)	[illegible]
B-1	$4,463,000	MTA + [ ]%
B-2	$3,400,000	MTA + [ ]%
B-3	$2,550,000	MTA + [ ]%

(1) The Certificate Balances are based on scheduled balances of the Mortgage Loans as of September 1, 2005, and subject to a +/- 10% variance. The total balance on all the certificates is expected to equal to $425,000,000.

(2) The Pass-Through Rates for the Class B-1, Class B-2 and Class B-3 Certificates will be adjustable rates equal to the lesser of (i) MTA plus the related margin and (ii) the weighted average of the net mortgage rates on the mortgage loans.

Clean Up Call: Less than 10% of the Cut-off Date principal balance of the Mortgage Loans.

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be eligible for purchase by or with assets of employee benefit plans and other plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Code, subject to certain conditions. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, Section 4975 of the Code or other similar laws.

SMMEA Eligibility: The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates, other than the Class X Certificates.

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC.

Stats

As of Date: 20050901
Count: 1,018
Current Balance: $347,255,813.94
AverageCurBal: $341,115.73
OrigWAC: 1.166
GWAC: 1.9970
NetWAC: 1.5720
GrossMargin: 3.0625
NetMargin: 2.6375
FICO: 705
Original LTV: 73.83
%CA: 62.53%
WALA: 0
OrigTerm: 367
WAM: 367
InitPerCap: 0.000
PerCap: 0.000
MaxRate: 9.9582
MTR: 1
Maximum 1 Zip Concentration: 0.895%

Prepayment Penalty	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%111	%311
0	272	98,055,963	28.24	1.796	3.180	2.755	0	711	73.61	100.00	0.00	0.00
12	105	43,944,204	12.65	3.183	3.033	2.608	1	717	74.54	0.00	100.00	0.00
36	641	205,255,647	59.11	1.839	3.013	2.588	0	700	73.78	0.00	0.00	100.00
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

Current Rate	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%111	%311
0.751 - 1.000	626	224,212,552	64.57	1.000	2.998	2.573	0	701	72.99	28.55	7.44	64.01
1.251 - 1.500	155	35,283,818	10.16	1.375	3.277	2.852	0	721	74.12	42.86	9.29	47.85
1.501 - 1.750	38	15,820,173	4.56	1.750	3.457	3.032	1	727	74.35	24.37	24.05	51.59
1.751 - 2.000	21	5,518,583	1.59	2.000	3.018	2.593	0	697	86.87	17.49	8.85	73.66
2.001 - 2.250	4	1,190,765	0.34	2.135	3.909	3.484	0	727	78.18	61.18	0.00	38.82
2.251 - 2.500	2	306,500	0.09	2.375	3.243	2.818	0	641	84.36	0.00	0.00	100.00
2.501 - 2.750	5	1,142,272	0.33	2.750	3.379	2.954	1	715	90.91	0.00	73.00	27.00
2.751 - 3.000	1	640,000	0.18	2.875	2.875	2.450	0	763	80.00	0.00	0.00	100.00
3.001 - 3.250	2	332,763	0.10	3.125	3.219	2.794	0	649	80.55	0.00	44.40	55.60
4.751 - 5.000	1	559,888	0.16	5.000	2.150	1.725	2	784	70.00	100.00	0.00	0.00
5.001 - 5.250	3	2,721,118	0.78	5.121	2.262	1.837	2	737	67.52	23.19	76.81	0.00
5.251 - 5.500	12	4,129,710	1.19	5.486	2.636	2.211	1	715	76.62	0.00	89.56	10.44
5.501 - 5.750	30	11,292,122	3.25	5.688	2.831	2.406	1	719	72.23	11.75	34.58	53.66
5.751 - 6.000	53	21,665,459	6.24	5.932	3.042	2.617	1	705	73.50	9.64	22.13	68.23
6.001 - 6.250	46	16,641,012	4.79	6.204	3.318	2.893	1	698	79.15	40.11	15.14	44.75
6.251 - 6.500	15	4,718,511	1.36	6.401	3.500	3.075	2	698	76.81	38.82	18.69	42.48
6.501 - 6.750	4	1,080,568	0.31	6.625	3.775	3.350	1	743	67.32	24.01	75.99	0.00
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 0.9900
max: 6.6250
wa: 1.9970

Principal Balance	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0.01 - 50,000.00	7	307,100	0.09	1.201	2.856	2.431	0	736	47.91	0.00	0.00	100.00
50,000.01 - 100,000.00	40	3,138,824	0.90	1.771	3.174	2.749	0	717	73.82	41.86	0.00	58.14
100,000.01 - 150,000.00	85	10,439,991	3.01	1.788	3.114	2.689	0	711	70.66	24.98	5.98	69.04
150,000.01 - 200,000.00	140	24,894,621	7.17	1.830	3.135	2.710	0	703	72.49	24.00	6.55	69.46
200,000.01 - 250,000.00	111	25,083,720	7.22	1.595	3.093	2.668	0	698	73.64	25.55	9.04	65.41
250,000.01 - 275,000.00	55	14,506,447	4.18	1.507	3.046	2.621	0	697	75.11	18.19	5.39	76.41
275,000.01 - 350,000.00	179	55,492,871	15.98	2.018	3.088	2.663	0	699	75.04	27.33	9.73	62.95
350,000.01 - 400,000.00	107	40,485,694	11.66	1.949	3.113	2.688	0	697	75.61	24.31	9.13	66.56
400,000.01 - 450,000.00	60	25,516,916	7.35	2.348	3.079	2.654	0	710	74.76	21.55	26.56	51.88
450,000.01 - 500,000.00	54	25,777,089	7.42	2.233	3.092	2.667	0	706	75.64	35.57	10.97	53.46
500,000.01 - 550,000.00	49	25,815,861	7.43	2.223	3.091	2.666	0	707	75.00	34.69	10.29	55.01
550,000.01 - 600,000.00	42	24,325,389	7.01	2.197	3.000	2.575	0	710	77.64	25.85	19.37	54.78
600,000.01 - 750,000.00	52	33,915,302	9.77	1.887	3.022	2.597	0	717	75.22	28.01	19.58	52.41
750,000.01 - 850,000.00	12	9,456,909	2.72	1.473	2.945	2.520	0	706	70.18	41.68	17.08	41.24
850,000.01 - 950,000.00	8	7,209,470	2.08	3.588	3.137	2.712	1	691	71.67	13.11	25.24	61.65
950,000.01 - 1,000,000.00	5	4,917,783	1.42	2.991	2.931	2.506	0	742	63.18	39.56	20.30	40.14
1,000,000.01 - 1,250,000.00	5	5,914,183	1.70	1.302	2.947	2.522	0	726	67.55	60.56	0.00	39.44
1,250,000.01 - 1,500,000.00	7	10,057,645	2.90	1.598	2.689	2.264	0	715	55.96	42.55	14.89	42.55
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 36,800.00
max: 1,500,000.00
avg: 341,115.73

Original Term	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
360	977	327,074,834	94.19	1.824	3.062	2.637	0	704	73.80	28.15	10.77	61.08
480	41	20,180,980	5.81	4.800	3.070	2.645	1	730	74.28	29.72	43.14	27.14
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 360
max: 480
wa: 367

RemTerm	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
355.000	1	100,202	0.03	6.000	3.075	2.650	5	685	67.00	0.00	0.00	100.00
357.000	11	3,804,252	1.10	5.976	3.101	2.676	3	672	79.19	35.65	24.48	39.87
358.000	23	8,839,692	2.55	5.265	2.984	2.559	2	695	75.84	9.32	35.98	54.69
359.000	137	49,393,352	14.22	4.759	3.150	2.725	1	709	74.75	19.28	23.45	57.27
360.000	805	264,937,336	76.29	1.101	3.048	2.623	0	704	73.48	30.33	7.38	62.29
478.000	3	2,018,560	0.58	5.994	3.126	2.701	2	730	74.47	56.30	43.70	0.00
479.000	23	11,327,270	3.26	5.860	2.988	2.563	1	733	75.90	20.47	49.54	29.99
480.000	15	6,835,150	1.97	2.692	3.189	2.764	0	726	71.55	37.21	32.36	30.43
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 355
max: 480
wa: 367

Age	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0	820	271,772,486	78.26	1.141	3.051	2.626	0	704	73.43	30.50	8.00	61.49
1	160	60,720,622	17.49	4.964	3.120	2.695	1	714	74.96	19.50	28.32	52.18
2	26	10,858,252	3.13	5.401	3.010	2.585	2	702	75.59	18.06	37.42	44.53
3	11	3,804,252	1.10	5.976	3.101	2.676	3	672	79.19	35.65	24.48	39.87
5	1	100,202	0.03	6.000	3.075	2.650	5	685	67.00	0.00	0.00	100.00
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 0
max: 5
wa: 0

States	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
AK	1	274,345	0.08	6.375	3.500	3.075	1	680	75.00	100.00	0.00	0.00
AL	4	1,071,100	0.31	1.000	3.078	2.653	0	671	67.31	100.00	0.00	0.00
AZ	58	13,470,105	3.88	1.785	2.969	2.544	0	706	76.08	19.92	9.79	70.28
CA	529	217,129,314	62.53	2.185	3.039	2.614	0	704	73.86	19.98	16.72	63.30
CO	23	5,132,548	1.48	1.926	3.081	2.656	0	705	75.45	35.45	0.00	64.55
CT	14	4,982,163	1.43	2.469	3.035	2.610	1	674	72.67	8.43	0.00	91.57
FL	129	31,576,387	9.09	1.645	3.033	2.608	0	707	72.98	24.40	9.04	66.55
GA	15	3,603,504	1.04	1.770	2.981	2.556	0	702	71.47	73.51	0.00	26.49
HI	1	450,500	0.13	1.000	2.725	2.300	0	752	76.00	0.00	0.00	100.00
IA	1	177,600	0.05	1.000	3.600	3.175	0	674	80.00	100.00	0.00	0.00
ID	7	1,108,526	0.32	1.561	2.843	2.418	0	739	77.74	10.03	0.00	89.97
IL	16	5,005,937	1.44	1.299	3.052	2.627	0	743	74.52	68.07	3.24	28.69
IN	3	653,100	0.19	1.306	2.988	2.563	0	721	75.48	43.64	0.00	56.36
KS	1	107,743	0.03	6.250	3.400	2.975	1	685	80.00	100.00	0.00	0.00
KY	3	410,563	0.12	1.765	3.273	2.848	0	696	80.97	0.00	35.99	64.01
LA	2	314,000	0.09	1.375	3.775	3.350	0	744	76.31	100.00	0.00	0.00
MD	8	2,477,048	0.71	1.450	3.541	3.116	0	707	75.09	61.08	0.00	38.92
MI	12	3,528,896	1.02	1.934	3.417	2.992	0	692	75.50	89.63	0.00	10.37
MN	12	5,868,323	1.69	1.561	3.085	2.660	0	730	71.86	75.30	0.00	24.70
MO	5	1,096,125	0.32	1.067	3.345	2.920	0	742	76.97	83.58	0.00	16.42
MT	1	187,500	0.05	1.000	3.275	2.850	0	623	75.00	100.00	0.00	0.00
NC	5	1,685,625	0.49	1.029	2.951	2.526	0	699	77.10	22.22	0.00	77.78
NE	2	182,590	0.05	1.000	3.013	2.588	0	675	79.00	0.00	0.00	100.00
NJ	25	8,100,264	2.33	1.371	3.425	3.000	0	702	75.17	92.87	2.21	4.93
NM	1	223,620	0.06	6.250	3.400	2.975	1	668	80.00	100.00	0.00	0.00
NV	14	3,862,425	1.11	1.546	3.214	2.789	0	726	76.06	37.36	26.13	36.51
NY	16	6,594,048	1.90	2.114	3.338	2.913	0	692	69.33	72.51	10.36	17.13
OH	5	836,135	0.24	3.018	3.281	2.856	0	689	76.83	34.37	0.00	65.63
OK	8	547,386	0.16	2.201	3.026	2.601	0	758	73.72	0.00	0.00	100.00
OR	12	3,607,394	1.04	1.809	2.920	2.495	0	721	75.31	0.00	3.94	96.06
PA	3	841,920	0.24	1.050	3.220	2.795	0	684	79.44	30.88	0.00	69.12
SC	7	3,628,500	1.04	1.038	2.748	2.323	0	716	61.35	71.78	0.00	28.22
TN	5	946,632	0.27	1.367	3.004	2.579	0	693	72.03	0.00	0.00	100.00
TX	5	735,572	0.21	1.266	2.966	2.541	0	693	80.69	38.82	0.00	61.18
UT	5	1,329,214	0.38	2.630	3.002	2.577	0	708	78.71	12.34	0.00	87.66
VA	18	5,245,460	1.51	2.082	3.372	2.947	1	683	74.87	74.10	13.75	12.14
WA	39	9,808,404	2.82	1.300	2.962	2.537	0	713	74.17	11.79	4.34	83.87
WI	3	455,300	0.13	1.369	3.646	3.221	0	694	79.50	100.00	0.00	0.00
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

Original LTV	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0.001 - 50.000	37	11,715,356	3.37	1.129	2.877	2.452	0	713	43.02	33.17	9.82	57.01
50.001 - 60.000	61	22,283,428	6.42	2.475	2.885	2.460	0	714	57.25	22.83	17.54	59.62
60.001 - 70.000	178	63,812,712	18.38	1.858	3.020	2.595	0	698	66.57	28.42	9.66	61.92
70.001 - 75.000	204	70,132,817	20.20	2.049	3.063	2.638	0	701	74.30	31.85	14.48	53.67
75.001 - 80.000	493	166,616,012	47.98	1.873	3.112	2.687	0	709	79.65	28.73	11.68	59.59
80.001 - 85.000	14	2,975,708	0.86	2.442	3.108	2.683	0	686	84.37	24.74	0.00	75.26
85.001 - 90.000	24	7,784,971	2.24	4.575	3.138	2.713	1	687	89.29	0.00	17.71	82.29
90.001 - 95.000	7	1,934,810	0.56	4.105	2.935	2.510	1	739	93.75	0.00	89.12	10.88
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 12.000
max: 95.000
wa: 73.829

FICO	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
620 - 659	162	52,048,658	14.99	1.753	3.063	2.638	0	641	73.25	22.74	9.65	67.61
660 - 699	356	119,521,715	34.42	1.996	3.082	2.657	0	679	73.68	25.08	8.94	65.98
700 - 749	296	105,502,490	30.38	2.036	3.080	2.655	0	721	74.99	33.51	16.06	50.43
750 - 799	191	65,813,880	18.95	2.127	3.006	2.581	0	772	72.89	30.43	15.85	53.72
800 - 819	13	4,369,070	1.26	2.023	2.946	2.521	0	807	71.07	19.84	19.65	60.51
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

nzmin: 620
max: 814
nzwa: 705

Property Type	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
2 - 4 Family	60	17,775,057	5.12	1.954	3.352	2.927	0	708	71.26	37.41	8.27	54.32
Attached PUD	30	7,919,343	2.28	1.999	3.080	2.655	0	721	77.82	30.35	22.43	47.22
Condo over 8 stories	6	2,514,209	0.72	1.609	2.629	2.204	0	689	67.74	69.52	0.00	30.48
Condo under 5 stories	59	16,487,415	4.75	1.728	3.036	2.611	0	713	73.52	26.64	16.07	57.30
Detached PUD	153	57,724,686	16.62	1.903	2.985	2.560	0	710	74.12	27.53	13.63	58.84
Mid-rise condo (5-8 stories)	2	254,730	0.07	1.000	2.668	2.243	0	711	68.35	0.00	0.00	100.00
Single Family	696	242,850,132	69.93	2.050	3.068	2.643	0	703	73.98	27.44	12.33	60.23
Townhouse/rowhouse	12	1,730,241	0.50	1.377	2.829	2.404	0	714	63.91	19.28	13.29	67.43
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

Occupancy Code	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
Non-owner occupied	186	42,886,835	12.35	2.079	3.301	2.876	0	723	74.43	40.98	13.05	45.96
Owner occupied	802	294,919,115	84.93	2.006	3.033	2.608	0	702	73.82	25.90	12.80	61.29
Second Home	30	9,449,864	2.72	1.355	2.910	2.485	0	734	71.29	43.23	6.24	50.54
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

Purpose	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
Equity refinance	656	222,897,009	64.19	1.998	3.085	2.660	0	698	72.05	25.85	11.47	62.68
Purchase	210	73,970,432	21.30	2.076	3.062	2.637	0	728	78.68	36.51	15.59	47.90
Rate/Term refinance	152	50,388,373	14.51	1.878	2.962	2.537	0	702	74.58	26.66	13.56	59.78
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

Documentation Type	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
Full documentation	211	63,740,055	18.36	1.724	2.969	2.544	0	698	75.85	22.54	10.72	66.74
Reduced documentation	807	283,515,759	81.64	2.058	3.083	2.658	0	707	73.38	29.52	13.09	57.39
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

Gross Margins	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
1.501 - 2.000	1	648,451	0.19	1.000	1.900	1.475	2	681	72.00	0.00	100.00	0.00
2.001 - 2.500	30	16,126,597	4.64	1.839	2.350	1.925	0	721	69.26	57.12	15.69	27.19
2.501 - 3.000	423	147,168,061	42.38	1.818	2.841	2.416	0	706	72.02	13.79	9.66	76.54
3.001 - 3.500	470	155,278,186	44.72	2.223	3.240	2.815	0	703	75.75	32.95	14.25	52.80
3.501 - 4.000	93	27,522,519	7.93	1.792	3.669	3.244	0	707	75.28	61.31	16.04	22.64
4.001 - 4.500	1	512,000	0.15	2.125	4.175	3.750	0	718	80.00	100.00	0.00	0.00
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 1.900
max: 4.175
wa: 3.062

Max Rate	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
9.250	1	638,647	0.18	1.750	3.550	3.125	1	813	80.00	100.00	0.00	0.00
9.500	2	489,000	0.14	1.182	2.861	2.436	0	729	76.82	18.20	0.00	81.80
9.950	1,011	343,688,345	98.97	1.974	3.060	2.635	0	705	73.83	27.96	12.53	59.51
9.990	1	331,000	0.10	1.000	3.075	2.650	0	719	63.00	0.00	0.00	100.00
10.750	1	650,150	0.19	5.625	2.800	2.375	3	620	65.00	100.00	0.00	0.00
12.000	2	1,458,672	0.42	6.375	3.500	3.075	2	710	76.19	39.53	60.47	0.00
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

min: 9.250
max: 12.000
wa: 9.958

Teaser Period	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
1	966	327,964,951	94.44	1.998	3.039	2.614	0	704	73.71	28.19	12.00	59.81
3	52	19,290,863	5.56	1.988	3.459	3.034	1	725	75.85	28.99	23.82	47.19
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

Months to Roll	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
1	974	329,996,757	95.03	2.005	3.042	2.617	0	704	73.73	28.32	12.02	59.66
2	27	11,285,257	3.25	1.852	3.451	3.026	1	725	76.19	20.04	21.96	58.00
3	17	5,973,800	1.72	1.847	3.476	3.051	0	724	74.81	39.04	30.08	30.87
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

nzmin: 1
max: 3
nzwa: 1

NegAm Limit	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
110%	27	12,391,409	3.57	3.208	3.150	2.725	1	714	68.48	51.88	24.72	23.40
115%	991	334,864,405	96.43	1.952	3.059	2.634	0	705	74.03	27.36	12.21	60.43
Total:	1,018	347,255,814	100.00	1.997	3.062	2.637	0	705	73.83	28.24	12.65	59.11

an, Sachs & Co.
LI 2005-QO2
September 1, 2005

ll records

Selection Criteria: All records

Table of Contents

1. Stats

As of Date: 20050901
Count: 1,018

Current Balance: $347,255,813.94
AverageCurBal: $341,115.73
OrigWAC: 1.166
GWAC: 1.9970
NetWAC: 1.5720
GrossMargin: 3.0625
NetMargin: 2.6375
FICO: 705
Original LTV: 73.83
%CA: 62.53%
WALA: 0
OrigTerm: 367
WAM: 367
InitPerCap: 0.000
PerCap: 0.000
MaxRate: 9.9582
MTR: 1
Maximum 1 Zip Concentration: 0.895%

Top

2. Prepayment Penalty

Prepayment Penalty	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0	272	########	28.24	1.796	3.18	2.755	0	711	73.61	100	0	0
12	105	########	12.65	3.183	3.033	2.608	1	717	74.54	0	100	0
36	641	########	59.11	1.839	3.013	2.588	0	700	73.78	0	0	100
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

Top

3. Current Rate

Current Rate	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0.751 - 1.0	626	########	64.57	1	2.998	2.573	0	701	72.99	28.55	7.44	64.01
1.251 - 1.5	155	########	10.16	1.375	3.277	2.852	0	721	74.12	42.86	9.29	47.85
1.501 - 1.7	38	########	4.56	1.75	3.457	3.032	1	727	74.35	24.37	24.05	51.59
1.751 - 2.0	21	5,518,583	1.59	2	3.018	2.593	0	697	86.87	17.49	8.85	73.66
2.001 - 2.2	4	1,190,765	0.34	2.135	3.909	3.484	0	727	78.18	61.18	0	38.82
2.251 - 2.5	2	306,500	0.09	2.375	3.243	2.818	0	641	84.36	0	0	100
2.501 - 2.7	5	1,142,272	0.33	2.75	3.379	2.954	1	715	90.91	0	73	27
2.751 - 3.0	1	640,000	0.18	2.875	2.875	2.45	0	763	80	0	0	100
3.001 - 3.2	2	332,763	0.1	3.125	3.219	2.794	0	649	80.55	0	44.4	55.6
4.751 - 5.0	1	559,888	0.16	5	2.15	1.725	2	784	70	100	0	0
5.001 - 5.2	3	2,721,118	0.78	5.121	2.262	1.837	2	737	67.52	23.19	76.81	0
5.251 - 5.5	12	4,129,710	1.19	5.486	2.636	2.211	1	715	76.62	0	89.56	10.44
5.501 - 5.7	30	########	3.25	5.688	2.831	2.406	1	719	72.23	11.75	34.58	53.66
5.751 - 6.0	53	########	6.24	5.932	3.042	2.617	1	705	73.5	9.64	22.13	68.23
6.001 - 6.2	46	########	4.79	6.204	3.318	2.893	1	698	79.15	40.11	15.14	44.75
6.251 - 6.5	15	4,718,511	1.36	6.401	3.5	3.075	2	698	76.81	38.82	18.69	42.48
6.501 - 6.7	4	1,080,568	0.31	6.625	3.775	3.35	1	743	67.32	24.01	75.99	0
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 0.9900
max: 6.6250
wa: 1.9970

Top

4. Principal Balance

Principal Balance	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0.01 - 50,0	7	307,100	0.09	1.201	2.856	2.431	0	736	47.91	0	0	100
50,000.01	40	3,138,824	0.9	1.771	3.174	2.749	0	717	73.82	41.86	0	58.14
100,000.01	85	########	3.01	1.788	3.114	2.689	0	711	70.66	24.98	5.98	69.04

150,000.01	140	########	7.17	1.83	3.135	2.71	0	703	72.49	24	6.55	69.46
200,000.01	111	########	7.22	1.595	3.093	2.668	0	698	73.64	25.55	9.04	65.41
250,000.01	55	########	4.18	1.507	3.046	2.621	0	697	75.11	18.19	5.39	76.41
275,000.01	179	########	15.98	2.018	3.088	2.663	0	699	75.04	27.33	9.73	62.95
350,000.01	107	########	11.66	1.949	3.113	2.688	0	697	75.61	24.31	9.13	66.56
400,000.01	60	########	7.35	2.348	3.079	2.654	0	710	74.76	21.55	26.56	51.88
450,000.01	54	########	7.42	2.233	3.092	2.667	0	706	75.64	35.57	10.97	53.46
500,000.01	49	########	7.43	2.223	3.091	2.666	0	707	75	34.69	10.29	55.01
550,000.01	42	########	7.01	2.197	3	2.575	0	710	77.64	25.85	19.37	54.78
600,000.01	52	########	9.77	1.887	3.022	2.597	0	717	75.22	28.01	19.58	52.41
750,000.01	12	9,456,909	2.72	1.473	2.945	2.52	0	706	70.18	41.68	17.08	41.24
850,000.01	8	7,209,470	2.08	3.588	3.137	2.712	1	691	71.67	13.11	25.24	61.65
950,000.01	5	4,917,783	1.42	2.991	2.931	2.506	0	742	63.18	39.56	20.3	40.14
1,000,000.	5	5,914,183	1.7	1.302	2.947	2.522	0	726	67.55	60.56	0	39.44
1,250,000.	7	########	2.9	1.598	2.689	2.264	0	715	55.96	42.55	14.89	42.55
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 36,800.00
max: 1,500,000.00
avg: 341,115.73

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5. Original Term

Original Term	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
360	977	########	94.19	1.824	3.062	2.637	0	704	73.8	28.15	10.77	61.08
480	41	########	5.81	4.8	3.07	2.645	1	730	74.28	29.72	43.14	27.14
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 360
max: 480
wa: 367

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6. RemTerm

RemTerm	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
355	1	100,202	0.03	6	3.075	2.65	5	685	67	0	0	100
357	11	3,804,252	1.1	5.976	3.101	2.676	3	672	79.19	35.65	24.48	39.87
358	23	8,839,692	2.55	5.265	2.984	2.559	2	695	75.84	9.32	35.98	54.69
359	137	########	14.22	4.759	3.15	2.725	1	709	74.75	19.28	23.45	57.27
360	805	########	76.29	1.101	3.048	2.623	0	704	73.48	30.33	7.38	62.29
478	3	2,018,560	0.58	5.994	3.126	2.701	2	730	74.47	56.3	43.7	0
479	23	########	3.26	5.86	2.988	2.563	1	733	75.9	20.47	49.54	29.99
480	15	6,835,150	1.97	2.692	3.189	2.764	0	726	71.55	37.21	32.36	30.43
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 355
max: 480
wa: 367

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7. Age

Age	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0	820	########	78.26	1.141	3.051	2.626	0	704	73.43	30.5	8	61.49
1	160	########	17.49	4.964	3.12	2.695	1	714	74.96	19.5	28.32	52.18
2	26	########	3.13	5.401	3.01	2.585	2	702	75.59	18.06	37.42	44.53
3	11	3,804,252	1.1	5.976	3.101	2.676	3	672	79.19	35.65	24.48	39.87
5	1	100,202	0.03	6	3.075	2.65	5	685	67	0	0	100
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 0
max: 5
wa: 0

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8. States

States	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
AK	1	274,345	0.08	6.375	3.5	3.075	1	680	75	100	0	0
AL	4	1,071,100	0.31	1	3.078	2.653	0	671	67.31	100	0	0
AZ	58	########	3.88	1.785	2.969	2.544	0	706	76.08	19.92	9.79	70.28
CA	529	########	62.53	2.185	3.039	2.614	0	704	73.86	19.98	16.72	63.3
CO	23	5,132,548	1.48	1.926	3.081	2.656	0	705	75.45	35.45	0	64.55
CT	14	4,982,163	1.43	2.469	3.035	2.61	1	674	72.67	8.43	0	91.57
FL	129	########	9.09	1.645	3.033	2.608	0	707	72.98	24.4	9.04	66.55
GA	15	3,603,504	1.04	1.77	2.981	2.556	0	702	71.47	73.51	0	26.49
HI	1	450,500	0.13	1	2.725	2.3	0	752	76	0	0	100
IA	1	177,600	0.05	1	3.6	3.175	0	674	80	100	0	0
ID	7	1,108,526	0.32	1.561	2.843	2.418	0	739	77.74	10.03	0	89.97
IL	16	5,005,937	1.44	1.299	3.052	2.627	0	743	74.52	68.07	3.24	28.69
IN	3	653,100	0.19	1.306	2.988	2.563	0	721	75.48	43.64	0	56.36
KS	1	107,743	0.03	6.25	3.4	2.975	1	685	80	100	0	0
KY	3	410,563	0.12	1.765	3.273	2.848	0	696	80.97	0	35.99	64.01
LA	2	314,000	0.09	1.375	3.775	3.35	0	744	76.31	100	0	0
MD	8	2,477,048	0.71	1.45	3.541	3.116	0	707	75.09	61.08	0	38.92
MI	12	3,528,896	1.02	1.934	3.417	2.992	0	692	75.5	89.63	0	10.37
MN	12	5,868,323	1.69	1.561	3.085	2.66	0	730	71.86	75.3	0	24.7
MO	5	1,096,125	0.32	1.067	3.345	2.92	0	742	76.97	83.58	0	16.42
MT	1	187,500	0.05	1	3.275	2.85	0	623	75	100	0	0
NC	5	1,685,625	0.49	1.029	2.951	2.526	0	699	77.1	22.22	0	77.78
NE	2	182,590	0.05	1	3.013	2.588	0	675	79	0	0	100
NJ	25	8,100,264	2.33	1.371	3.425	3	0	702	75.17	92.87	2.21	4.93
NM	1	223,620	0.06	6.25	3.4	2.975	1	668	80	100	0	0
NV	14	3,862,425	1.11	1.546	3.214	2.789	0	726	76.06	37.36	26.13	36.51
NY	16	6,594,048	1.9	2.114	3.338	2.913	0	692	69.33	72.51	10.36	17.13
OH	5	836,135	0.24	3.018	3.281	2.856	0	689	76.83	34.37	0	65.63
OK	8	547,386	0.16	2.201	3.026	2.601	0	758	73.72	0	0	100

OR	12	3,607,394	1.04	1.809	2.92	2.495	0	721	75.31	0	3.94	96.06
PA	3	841,920	0.24	1.05	3.22	2.795	0	684	79.44	30.88	0	69.12
SC	7	3,628,500	1.04	1.038	2.748	2.323	0	716	61.35	71.78	0	28.22
TN	5	946,632	0.27	1.367	3.004	2.579	0	693	72.03	0	0	100
TX	5	735,572	0.21	1.266	2.966	2.541	0	693	80.69	38.82	0	61.18
UT	5	1,329,214	0.38	2.63	3.002	2.577	0	708	78.71	12.34	0	87.66
VA	18	5,245,460	1.51	2.082	3.372	2.947	1	683	74.87	74.1	13.75	12.14
WA	39	9,808,404	2.82	1.3	2.962	2.537	0	713	74.17	11.79	4.34	83.87
WI	3	455,300	0.13	1.369	3.646	3.221	0	694	79.5	100	0	0
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

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9. Original LTV

Original LTV	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
0.001 - 50.	37	########	3.37	1.129	2.877	2.452	0	713	43.02	33.17	9.82	57.01
50.001 - 6(	61	########	6.42	2.475	2.885	2.46	0	714	57.25	22.83	17.54	59.62
60.001 - 7(	178	########	18.38	1.858	3.02	2.595	0	698	66.57	28.42	9.66	61.92
70.001 - 75	204	########	20.2	2.049	3.063	2.638	0	701	74.3	31.85	14.48	53.67
75.001 - 8(	493	########	47.98	1.873	3.112	2.687	0	709	79.65	28.73	11.68	59.59
80.001 - 85	14	2,975,708	0.86	2.442	3.108	2.683	0	686	84.37	24.74	0	75.26
85.001 - 9(	24	7,784,971	2.24	4.575	3.138	2.713	1	687	89.29	0	17.71	82.29
90.001 - 95	7	1,934,810	0.56	4.105	2.935	2.51	1	739	93.75	0	89.12	10.88
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 12.000
max: 95.000
wa: 73.829

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10. FICO

FICO	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
620 - 659	162	########	14.99	1.753	3.063	2.638	0	641	73.25	22.74	9.65	67.61
660 - 699	356	########	34.42	1.996	3.082	2.657	0	679	73.68	25.08	8.94	65.98
700 - 749	296	########	30.38	2.036	3.08	2.655	0	721	74.99	33.51	16.06	50.43
750 - 799	191	########	18.95	2.127	3.006	2.581	0	772	72.89	30.43	15.85	53.72
800 - 819	13	4,369,070	1.26	2.023	2.946	2.521	0	807	71.07	19.84	19.65	60.51
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

nzmin: 620
max: 814
nzwa: 705

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11. Property Type

Property Type	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
2 - 4 Famil	60	########	5.12	1.954	3.352	2.927	0	708	71.26	37.41	8.27	54.32
Attached P	30	7,919,343	2.28	1.999	3.08	2.655	0	721	77.82	30.35	22.43	47.22
Condo ove	6	2,514,209	0.72	1.609	2.629	2.204	0	689	67.74	69.52	0	30.48
Condo und	59	########	4.75	1.728	3.036	2.611	0	713	73.52	26.64	16.07	57.3
Detached F	153	########	16.62	1.903	2.985	2.56	0	710	74.12	27.53	13.63	58.84
Mid-rise co	2	254,730	0.07	1	2.668	2.243	0	711	68.35	0	0	100
Single Fam	696	########	69.93	2.05	3.068	2.643	0	703	73.98	27.44	12.33	60.23
Townhouse	12	1,730,241	0.5	1.377	2.829	2.404	0	714	63.91	19.28	13.29	67.43
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

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12. Occupancy Code

Occupancy Code	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
Non-owner	186	########	12.35	2.079	3.301	2.876	0	723	74.43	40.98	13.05	45.96
Owner occ	802	########	84.93	2.006	3.033	2.608	0	702	73.82	25.9	12.8	61.29
Second Ho	30	9,449,864	2.72	1.355	2.91	2.485	0	734	71.29	43.23	6.24	50.54
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

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13. Purpose

Purpose	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
Equity refir	656	########	64.19	1.998	3.085	2.66	0	698	72.05	25.85	11.47	62.68
Purchase	210	########	21.3	2.076	3.062	2.637	0	728	78.68	36.51	15.59	47.9
Rate/Term	152	########	14.51	1.878	2.962	2.537	0	702	74.58	26.66	13.56	59.78
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

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14. Documentation Type

Documentation Type	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
Full docum	211	########	18.36	1.724	2.969	2.544	0	698	75.85	22.54	10.72	66.74
Reduced d	807	########	81.64	2.058	3.083	2.658	0	707	73.38	29.52	13.09	57.39
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

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15. Gross Margins

Gross Margins	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
1.501 - 2.0	1	648,451	0.19	1	1.9	1.475	2	681	72	0	100	0
2.001 - 2.5	30	########	4.64	1.839	2.35	1.925	0	721	69.26	57.12	15.69	27.19
2.501 - 3.0	423	########	42.38	1.818	2.841	2.416	0	706	72.02	13.79	9.66	76.54
3.001 - 3.5	470	########	44.72	2.223	3.24	2.815	0	703	75.75	32.95	14.25	52.8
3.501 - 4.0	93	########	7.93	1.792	3.669	3.244	0	707	75.28	61.31	16.04	22.64
4.001 - 4.5	1	512,000	0.15	2.125	4.175	3.75	0	718	80	100	0	0
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 1.900
max: 4.175
wa: 3.062

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16. Max Rate

Max Rate	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
9.25	1	638,647	0.18	1.75	3.55	3.125	1	813	80	100	0	0
9.5	2	489,000	0.14	1.182	2.861	2.436	0	729	76.82	18.2	0	81.8
9.95	1,011	########	98.97	1.974	3.06	2.635	0	705	73.83	27.96	12.53	59.51
9.99	1	331,000	0.1	1	3.075	2.65	0	719	63	0	0	100
10.75	1	650,150	0.19	5.625	2.8	2.375	3	620	65	100	0	0
12	2	1,458,672	0.42	6.375	3.5	3.075	2	710	76.19	39.53	60.47	0
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

min: 9.250
max: 12.000
wa: 9.958

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17. Teaser Period

Teaser Period	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
1	966	########	94.44	1.998	3.039	2.614	0	704	73.71	28.19	12	59.81
3	52	########	5.56	1.988	3.459	3.034	1	725	75.85	28.99	23.82	47.19
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

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18. Months to Roll

Months to Roll	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
1	974	########	95.03	2.005	3.042	2.617	0	704	73.73	28.32	12.02	59.66
2	27	########	3.25	1.852	3.451	3.026	1	725	76.19	20.04	21.96	58
3	17	5,973,800	1.72	1.847	3.476	3.051	0	724	74.81	39.04	30.08	30.87
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**

nzmin: 1
max: 3
nzwa: 1

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19. NegAm Limit

NegAm Limit	Count	Balance	Percent	GWAC	Margin	Net Margin	Age	FICO	LTV	%NoPP	%1H	%3H
110%	27	########	3.57	3.208	3.15	2.725	1	714	68.48	51.88	24.72	23.4
115%	991	########	96.43	1.952	3.059	2.634	0	705	74.03	27.36	12.21	60.43
Total:	**1,018**	**########**	**100**	**1.997**	**3.062**	**2.637**	**0**	**705**	**73.83**	**28.24**	**12.65**	**59.11**